UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
__________________________________
WHIRLPOOL CORPORATION
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Stock, par value $1.00 per share
(Title of Class of Securities)
963320106
(CUSIP Number of Common Stock)
Bridget K. Quinn
Assistant General Counsel and Corporate Secretary
Whirlpool Corporation
2000 North M-63
Benton Harbor, Michigan
(269) 923-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Michael J. Aiello, Esq.
Sachin Kohli, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
__________________________________

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
N/A	N/A
* Pursuant to General Instruction D to Schedule TO, no filing fee is required because the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On April 24, 2018, certain executives from Whirlpool Corporation, a Delaware corporation (“Whirlpool” or the “Company”), on an earnings call commencing at 8:00 a.m. Eastern Time via teleconference and live audio webcast, discussed among other things the Company’s intention to commence a modified Dutch auction tender offer for up to $1 billion in value of shares of its common stock. An excerpted transcript of portions of the conference call relating to the tender offer is included as Exhibit 99.1 to this Schedule TO.

Additional Information Regarding the Tender Offer
The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Whirlpool common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Whirlpool common stock or any other securities. On the commencement date of the Offer, Whirlpool will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Whirlpool will be filing with the SEC at the SEC’s website at www.sec.gov or from Whirlpool’s website at www.whirlpoolcorp.com.

Exhibit

Exhibit No.                    Description

99.1    Excerpted Transcript of Portions of Whirlpool Corporation Earnings Conference Call held on April 24, 2018